SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 12/6/2007

Ternium S.A.

(Translation of Registrant’s name into English)

Ternium S.A.

46a, Avenue John F. Kennedy – 2nd floor

L-1855 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ☑    Form   40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s presentation at the third quarter and first nine months of 2007 results teleconference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Roberto Philipps
Name:	Roberto Philipps
Title:	Chief Financial Officer

Dated: December 6, 2007

November 7, 2007 3Q 2007 Results Teleconference

November 2007
Ternium

Forward-Looking Statements
This presentation contains certain forward-looking statements and information relating to
Ternium S.A. and its subsidiaries (collectively, “Ternium”) that are based on the current beliefs of its management as well as assumptions made by and information currently available to Ternium. Such statements reflect the current views of Ternium with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Ternium to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political conditions in the countries in which Ternium does business or other countries which have an impact on Ternium’s business activities and investments, changes in interest rates, changes in inflation rates, changes in exchange rates, the degree of growth and the number of consumers in the markets in which
Ternium operates and sells its products, changes in steel demand and prices, changes in raw material and energy prices or difficulties in acquiring raw materials or energy supply cut-offs, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Ternium does not intend, and does not assume any obligation, to update these forward-looking statements.

November 2007
Ternium

Industry Outlook
World apparent steel use
Source: IISI (2007-2008 SRO Autumn 07 – 2009-2012 MTF Oct06)
341
352
375
398
419
128
117
134
123
128
51 53
55
64
69
220
246
255
260
37 44
49
55
62
66
70
74
78
501
526
559
594
983
955
929
902
225
477
428
384
353
297
1.079
1.138
1.242
1.414
1.588
1.524
1.323
1.655
1.468
0
200
400
600
800
1.000
1.200
1.400
1.600
1.800
2004 2005 2006 2007
(p)
2008
(p)
2009
(p)
2010
(p)
2011
(p)
2012
(p)
OTROS USA
LATAM EUROPA
INDIA CHINA

November 2007
Ternium

Industry Outlook
GDPs
Source: IISI / World Research Centre / IMF
Annual GDP growth rate
2003 2004 2005 2006 2007 [e] 2008 [p]
China
10,0 10,1 10,4 11,1 11,5 10,9
USA
2,5 3,6 3,1 2,9 2,0 2,0
Latam
2,1 6,0 4,5 5,4 4,9 4,7
Argentina
8,8 9,0 9,2 8,5 7,1 6,5
Brasil
1,1 5,7 2,9 3,7 4,4 4,0
Colombia
3,9 4,9 4,7 6,8 6,6 4,8
Mexico
1,4 4,2 2,8 4,8 3,0 3,0
Venezuela
-7,6 17,7 10,3 10,3 8,7 7,4
Europa
1,3 2,3 1,9 3,1 2,9 2,4
World
2,7 4,0 3,5 3,9 3,6 3,5

November 2007 Ternium 5 Industry Outlook Prices 117 Avg. Gap 0 100 200 300 400 500 600 700 800 900 0 100 200 300 400 500 600 700 800 900 HRC-Slab gap HRC USA Midwest Slab USA Import Source: CRU

November 2007
Ternium

4
6
8
10
12
Jan-
04
Apr-
04
Jul-
04
Oct-
04
Jan-
05
Apr-
05
Jul-
05
Oct-
05
Jan-
06
Apr-
06
Jul-
06
Oct-
06
Jan-
07
Apr-
07
Jul-
07
4
7
10
13
16
Source: AISI / MSCI
Industry Outlook
USA: Crude steel production vs SC Inventories

November 2007
Ternium

Industry Outlook
Raw Materials
Source: Clarkson
Source: CVRD
Source: CRU
US$/t 2004 2005 2006 Actual
Tubarao a China 35 30 28 88
IRON ORE NATURAL GAS (HENRY HUB)
FREIGHTS (PANAMAX DAILY RENTAL)
COKE EXPORTS (FOB CHINA)
23
23
25
30
53
63
69
10
20
30
40
50
60
70
80
2001 2002 2003 2004 2005 2006 2007
4,0
3,4
5,5
6,2
9,0
7,0
7,1
0,0
1,0
2,0
3,0
4,0
5,0
6,0
7,0
8,0
9,0
10,0
2001 2002 2003 2004 2005 2006 2007
93
0
15
30
45
60
75
90
145
295
0
50
100
150
200
250
300
350
+ 103%

November 2007
Ternium

Grupo Imsa – Hylsamex Integration
• April 29th: Contract signing for the acquisition of Imsa
• From May to July: Development of a 100 days plan
• July 26th: IMSA consolidated into Ternium’s Financials
• August 7th: Mexican operations under one new functional structure
• March 31st 2008: Estimated date for Hylsamex- Grupo Imsa merger

November 2007
Ternium

•
Mills specialization
•
Procurement & logistics
•
Management reorganization
•
Marketing consolidation
•
Working Capital reduction
Larger runs, dedicated mills, rationalization of
attributes, higher efficiencies
Improved purchasing through Exiros, efficiencies
arising from the supply chain management
system
Lower head count, decrease in administrative &
general expenses and simplified legal &
accounting structure
Unified marketing effort, better use of
distribution channels
Grupo Imsa´s expected integration synergies
Initiatives launched during 3Q 2007 estimated to reach over
US$200 million per year in pre-tax benefits in the medium term

November 2007
Ternium

Ongoing investment plan for 2007-2010 worth
US$2.0 billion
Combined production capacity of selected products
(million metric tons per year)
Strong growth in value added product offerings
•
Capital expenditures in synch with Grupo Imsa integration
•
Partial reduction of crude steel production capacity gap (more expansions needed)
2006 Imsa Capex 2010
Crude steel - flat 8.3 1.7 10.0
+20%
Hot rolled coils 8.0 2.3 0.8 11.1
+39%
Cold rolled coils 4.1 1.9 0.5 6.5
+59%
Tinplated products 0.4 0.4
Galvanized products 1.2 1.7 0.3 3.2
+167%
Prepainted products 0.3 0.9 0.2 1.4
+367%
Crude steel - long 2.7 0.5 3.2
+19%
Rebars & wire rods 2.1 0.2 2.3
+10%

November 2007
Ternium

450
680
490
420
2007E 2008E 2009E 2010E
Total investments (US$ million)
Ongoing investment plan for 2007-2010 worth
US$2.0 billion
Ternium Mexico
Hot rolling mills (+730,000 metric tons/year; US$180 million) 2007 & 2008
Cold rolling mills (+530,000 metric tons/year; US$65 million) 2008
Service centers (+280,000 metric tons/year; US$30 million) 2007
Ternium Argentina
Slab production (+1,2 million metric tons/year; US$570 million¹)
2010
Hot rolling mill (+130,000 metric tons/year; US$35 million) 2010
Hot rolling mill (+170,000 metric tons/year; US$30 million) 2012
Main capacity expansion projects
1 Includes improvements in infrastructure related to logistics, services and port facilities

November 2007
Ternium

TECOMAN
C.DE ORTEGA
EL RANCHITO
AQUILA
MINA AQUILA
COAHUAYANA NUEVO
A LAZARO CARDENAS
COLOMERA
MAQUILI
LA PLACITA DE MORELOS
MANZANILLO
COLIMA
PUEBLO
COQUIMATLAN
IXTLAHUACAN
MIRAFLORES
CAMOTLAN DE
MINATITLAN
COMALA
V. DE ALVAREZ
QUESERIA
CUAUHTEMOC
ARMERIA
A GUADALAJARA
A GUADALAJARA
A CIHUATLAN
NAHUATL
PENA
PIHUAMO
EL ENCINO
ESTADO DE
JALISCO
ESTADO DE
JALISCO
MICHOACAN
ESTADO DE
ALZADA
JALA
COLORADA
CERRO
JUAREZ
EL VENADO
CHILILLO
92 Km
6 Km
22 Km
Mining
Iron ore reserves prospecting in progress
Pellet
Plant
6
5
Mines in Operation:
1- Aquila (Michoacán)
2- Cerro Náhuatl (Colima)
3- El Encino (Jalisco)
4- Peña Colorada (Colima)
Projects under exploration:
5- Colomera (Michoacán)
6- Sierra del Alo (Jalisco)
7- Arrayanes (Colima)
1
2
3
4
7
Sierra del Alo
Pellet
Plant
Studies to be completed in 2H 2008

November 2007
Ternium

Mining Expansion
Current Reserves (*) [MMt]
(*) Does not include recent acquisition
Development subject to certification of iron ore reserves, currently in progress
Total iron ore production target of 8.0 million tons per year of concentrates, up from current 4.5 million tons per year
New mining concession in the Mexican State of Michoacán. 56,000 acres added to existing concessions. Convenient location allows for an easy integration with
Ternium’s actual mining operations.
Probable Proven Total
Total Reserves (Million tons)
233 96 329
Las Encinas 211 49 260
Peña Colorada (1) 22 47 69
Supply in years (2) 60 25 85
(1) 50% of Peña Colorada total reserves
(2) Considering pellet saturation at current capacity

November 2007
Ternium

Ternium’s performance in 3Q 2007
3Q 2007 EBITDA of US$588 million, or 25% of net sales
•
Sales up mainly due to consolidation of Grupo Imsa
•
Lower Ebitda on account of higher costs
•
Lower Ebitda margin due to higher costs and Grupo Imsa consolidation
3Q 2007
Shipments (million tons) 2.7 2.2 23% 2.6 6%
Net Sales (US$ million) 2,343.4 1,740.4 35% 1,961.1 19%
Operating Income (US$ million) 432.6 508.2 -15% 450.6 -4%
EBITDA
*
(US$ million)
587.9 614.9 -4% 580.8 1%
EBITDA Margin (% of net sales) 25% 35% 30%
Net Income (US$ million) 214.0 354.0 -40% 315.0 -32%
2Q 2007 3Q 2006

November 2007
Ternium

Strong free cash
flow¹
generation
•
Free cash flow of US$735 million in 9M 2007, US$840 million for the year 2006
•
Free cash flow in the third quarter 2007 of US$35 million was impacted by a one-time US$296 million income tax payment related to the acquisition of Grupo
Imsa (tax credit)
Ternium’s performance in 3Q 2007
224
207
261
191
180
428
272
35
224
207
261
191
180
428
272
331
296
4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07 3Q 07
Free cash flow (US$ million) Tax Adjustment
1 Free cash flow equals net cash provided by operating activities less capital expenditures
2

November 2007
Ternium

Third quarter 2007 EBITDA of US$588 million
54
29
10
(84)
(15)
(22)
615
588
534
400
450
500
550
600
650
700
EBITDA
3Q06
Shipments Revenue
per Ton
Cost per
Ton
SG&A Other EBITDA
3Q07 excl.
IMSA
EBITDA
IMSA
EBITDA
3Q07

November 2007
Ternium

386 417
328
216
265
214
191
116
100
659
472
218
124
3,693
1,606
477
232
125
2,916
1,586
1,057
567
4,134
424
Dic-05 Jun-06 Dic-06 Jun-07 Sep-07
Holding's debt
Mexican subsidiaries' debt
Amazonia / Sidor's debt
Siderar's debt
Cash & equivalents
Net debt increased to US$2.9 billion as a
result of the acquisition of Grupo Imsa
Cash & equivalents 771 916 643 731 1,194
Borrowings 2,916 1,586 1,057 567 4,134
Net debt / (cash) 2,145 670 414 (164) 2,940
Ternium’s borrowings
(US$ million)
Increase in leverage preserving Company’s financial flexibility
•
Net debt to EBITDA ratio at 1.3 times, based on annualized 3Q 2007 EBITDA
•
Average pre-tax interest rate of Libor+56bps
*
and average life of 4 years
(*) Company estimate

November 2007 Ternium 18